Registration Statement No. 333-172104

Filed Pursuant to Rule 433

Supplementing the Preliminary

Prospectus Supplement

Dated March 29, 2012

(To Prospectus dated March 29, 2012)

Pricing Term Sheet

Fixed Rate Notes due 2022

The information in this pricing term sheet relates only to the offering of Notes (the “Notes Offering”) and should be read together with (i) the preliminary prospectus supplement dated March 29, 2012 relating to the Notes Offering, including the documents incorporated by reference therein, and (ii) the related base prospectus dated March 29, 2012, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-172104.

Issuer:	Flowers Foods, Inc.

Security:	4.375% Notes due 2022

Offering Format:	SEC Registered

Principal Amount:	$400,000,000

Maturity Date:	April 1, 2022

Coupon:	4.375% per year

Price to Public:	99.760% of principal amount

Yield to Maturity:	4.405%

Spread to Benchmark Treasury:	+225 bps

Benchmark Treasury:	UST 2.000% due February 15, 2022

Benchmark Treasury Yield:	2.155%

Benchmark Treasury Price:	98-20

Interest Payment Dates:	Semiannually on April 1 and October 1, commencing on October 1, 2012

Make-Whole Call:	+35 bps

Day Count Convention:	30 / 360

Trade Date:	March 29, 2012

Settlement Date:	April 3, 2012 (T+3)

CUSIP / ISIN:	343498 AA9 / US343498AA92

Denominations:	$2,000 × $1,000

Expected Ratings:	Baa2 (Stable Outlook) by Moody’s Investors Service, Inc. BBB- (Stable Outlook) by Standard & Poor’s Ratings Services

BBB (Stable Outlook) by Fitch Ratings

Underwriters:

Bookrunners:

Deutsche Bank Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:

Rabo Securities USA, Inc.

BB&T Capital Markets, a division of Scott & Stringfellow, LLC

Morgan Keegan & Company, Inc.

The Williams Capital Group, L.P.

Wells Fargo Securities, LLC

RBC Capital Markets Corporation

PNC Capital Markets LLC

SunTrust Robinson Humphrey, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, a prospectus, and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Deutsche Bank Securities Inc. at 1 (800) 503-4611 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.